Exhibit 99.2

VOTE BY INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on November 20, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the 2025 Annual General Meeting to be held on November 24 , 2025 , at 9 : 00 a . m . , Local Time, at Unit 304 , No . 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. 2025 Annual General Meeting - Hitek Global Inc. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. 1. To approve, as an ordinary resolution, the re - appointment of Mr. Shenping Yin as a director of the Company to hold office until the next annual general meeting; FOR AGAINST ABSTAIN 2. To approve, as an ordinary resolution, the re - appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next annual general meeting; FOR AGAINST ABSTAIN 3. To approve, as an ordinary resolution, the re - appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next annual general meeting; FOR AGAINST ABSTAIN 4. To approve, as an ordinary resolution, the re - appointment of Mr. Weijun Wang as a director of the Company to hold office until the next annual general meeting; FOR AGAINST ABSTAIN 5. To approve, as an ordinary resolution, the appointment of Mr. Zizhao Zhang as a director of the Company to hold office until the next annual general meeting; FOR AGAINST ABSTAIN 6. To confirm, ratify and approve, as an ordinary resolution, the re - appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2025; FOR AGAINST ABSTAIN 7. To approve, as an ordinary resolution, the increase in the number of the Company’s authorized Class A Ordinary Shares, par value US $ 0 . 0001 per share, with 1 vote per share, to 3 , 000 , 000 , 000 ; and the increase in the number of the Company’s authorized Class B Ordinary Shares, par value US $ 0 . 0001 per share, with 15 votes per share, to 150 , 000 , 000 ; FOR AGAINST ABSTAIN 8. To authorize, as an ordinary resolution, the Board to implement one or more consolidations of the Company’s Class A Ordinary Shares, par value US $ 0 . 0001 per share, with 1 vote per share, at an aggregate cumulative ratio within the range of 1 - for - 40 to 1 - for - 5 , 000 , with the Board having discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), provided that all such consolidation(s) implemented pursuant to this authorization shall, in the aggregate, not exceed a cumulative ratio of 1 - for - 5 , 000 . The Board shall have discretion to implement such consolidation or consolidations at any time within two years following the date of the Meeting . FOR AGAINST ABSTAIN Note: To transact other such business as may properly come before the Meeting or any adjournment thereof. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

HITEK GLOBAL INC. 2025 Annual General Meeting To Be Held at 9:00 a.m. Local Time on November 24, 2025 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of HITEK GLOBAL INC . , a Cayman Islands company (the Company”), hereby acknowledges receipt of the Notice of 2025 Annual General Meeting (the “Meeting”) and the Proxy Statement, each dated October 31 , 2025 , and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on November 24 , 2025 at 9 : 00 a . m . , local time, at Unit 304 , No . 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, or at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith . This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder . If no direction is made, this proxy will be voted “FOR” Proposals No . 1 - 8 and in the discretion of the proxy with respect to such other business as may properly come before the Meeting . Electronic Delivery of Future Proxy Materials . If you would like to reduce the costs incurred by Hitek Global Inc . in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet . To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years . Email Address : PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and To be Signed on Reverse Side)